# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 10/21/2026
Amends the filing with accession number 0001193125-25-256996
Filed by CIK 0001963997
Persons authorized to receive notices and communications: Bjorn Sperber, 11111 Santa Monica Blvd, Ste 350, Los Angeles, California (CA), 90025, (424) 330-8820

## Reporting persons
- Gateway Runway, LLC (CIK 0002093261): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Gateway Runway Intermediate Holdings, Inc. (CIK 0002092595): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Nexus Special Situations III, L.P. (CIK 0001815325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Nexus Special Situations III (Cayman) L.P. (CIK 0001815361): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Nexus Capital Management LP (CIK 0001963997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Nexus Special Situations GP III, L.P. (CIK 0002092583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Nexus Partners III, LLC (CIK 0002093669): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Damian Giangiacomo (CIK 0002093303): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Michael Cohen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)
- Daniel Flesh (CIK 0001600232): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,907,316; sole dispositive power 0; shared dispositive power 4,907,316; aggregate amount beneficially owned 4,907,316 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The beneficial ownership percentages reported herein are based on an aggregate of 37,999,472 shares of Class A Common Stock outstanding, comprising (i) 33,774,121 shares of Class A Common Stock outstanding as of September 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 11, 2026, and (ii) 4,225,351 shares of Class A Common Stock issued in the Issuer's Rights Offering and pursuant to the A&R Backstop Agreement (as defined in Item 6 hereof).

Gateway Runway directly holds 4,907,316 shares of Class A Common Stock. Gateway Runway is jointly owned by Gateway Runway Intermediate and Nexus SS III. Nexus SS III Cayman is the limited partner of Nexus SS III. Nexus Capital Management is the investment manager of Nexus SS III and Nexus SS III Cayman. Nexus SS GP III is the general partner of Nexus SS III and Nexus SS III Cayman. Nexus Partners is the general partner of Nexus SS GP III. Mr. Giangiacomo, Mr. Cohen and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

Based on filings made by Story3 and CHS US Investments, the Reporting Persons believe Story3 has beneficial ownership of 4,907,316 shares of Class A Common Stock, or 12.9% of the Issuer's outstanding shares of Class A Common Stock, and CHS US Investments has beneficial ownership of 22,937,292 shares of Class A Common Stock, or 60.4% of the Issuer's outstanding shares of Class A Common Stock. Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Story3, and CHS US Investments have beneficial ownership of 32,751,924 shares of Class A Common Stock, or approximately 86.2% of the Issuer's outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Story3 or CHS US Investments, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Story3 and CHS US Investments, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Transactions in the class effected during the past sixty days: On October 21, 2026, Gateway Runway purchased 632,922 shares of Class A Common Stock at a purchase price of $3.55 per share pursuant to the A&R Backstop Agreement. Except for such purchase, none of the Reporting Persons has effected any transaction with respect to the Class A Common Stock in the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On October 20, 2026, the Investor Group and the Company entered into the Amended and Restated Rights Offering Backstop Agreement (the "A&R Backstop Agreement"), which amended and restated the Rights Offering Backstop Agreement previously described in Amendment No. 2 to the Schedule 13D filed on September 11, 2026. The A&R Backstop Agreement amended the Rights Offering Backstop Agreement such that the number of shares each member of the Investor Group would be required to purchase pursuant to the A&R Backstop Agreement was reduced by the number of shares such investor acquired pursuant to the exercise of rights in the Issuer's Rights Offering.

## Signatures
- Gateway Runway, LLC: /s/ Damian Giangiacomo, Damian Giangiacomo, President (10/23/2026)
- Gateway Runway Intermediate Holdings, Inc.: /s/ Damian Giangiacomo, Damian Giangiacomo, President (10/23/2026)
- Nexus Special Situations III, L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/23/2026)
- Nexus Special Situations III (Cayman) L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/23/2026)
- Nexus Capital Management LP: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/23/2026)
- Nexus Special Situations GP III, L.P.: /s/ Damian Giangiacomo, Damian Giangiacomo, Authorized Signatory (10/23/2026)
- Nexus Partners III, LLC: /s/ Damian Giangiacomo, Damian Giangiacomo, Manager (10/23/2026)
- Damian Giangiacomo: /s/ Damian Giangiacomo, Damian Giangiacomo (10/23/2026)
- Michael Cohen: /s/ Michael Cohen, Michael Cohen (10/23/2026)
- Daniel Flesh: /s/ Daniel Flesh, Daniel Flesh (10/23/2026)